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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           -----------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


                               (FINAL AMENDMENT)


                    NATIONAL CONVENIENCE STORES INCORPORATED
                           (Name of Subject Company)


                           SHAMROCK ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                             DIAMOND SHAMROCK, INC.
                                    (Bidder)



 COMMON STOCK, PAR VALUE $.01 PER SHARE             CUSIP NO. 635570500
                                            (WITH RESPECT TO THE COMMON STOCK)

  WARRANTS TO PURCHASE COMMON STOCK                CUSIP NO. 635570112
    (TITLE OF CLASS OF SECURITIES)            (WITH RESPECT TO THE WARRANTS)
                                          (CUSIP NUMBER OF CLASS OF SECURITIES)

                           -----------------------

                         TIMOTHY J. FRETTHOLD, ESQ.
                           DIAMOND SHAMROCK, INC.
                            9830 COLONNADE BLVD.
                          SAN ANTONIO, TEXAS 78230
                               (210) 641-6800

                                  COPY TO:
                          ROBERT A. PROFUSEK, ESQ.
                         JONES, DAY, REAVIS & POGUE
                            599 LEXINGTON AVENUE
                          NEW YORK, NEW YORK  10022
                               (212) 326-3800

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of the Bidder)

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                                 SCHEDULE 14D-1


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CUSIP NO. 635570500 (with respect to Common Stock)
CUSIP NO. 635570112 (with respect to Warrants)             PAGE  2  OF  7  PAGES
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        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                         Shamrock Acquisition Corp.
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        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a [ ]
                                                                           b [x]


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        3       SEC USE ONLY



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        4       SOURCE OF FUNDS*


                         BK
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        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(e) or (f)                                [ ]


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        6       CITIZENSHIP OR PLACE OF ORGANIZATION


                         Delaware
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        7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         6,981,422 shares of Common Stock (including 1,097,855 shares of Common Stock issuable upon exercise of 1,097,855 Warrants)

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        8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                SHARES*                                                      [ ]



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        9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


                              94.5%
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       10       TYPE OF REPORTING PERSON*


                         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                 SCHEDULE 14D-1

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CUSIP NO. 635570500 (with respect to Common Stock)
CUSIP NO. 635570112 (with respect to Warrants)             PAGE  3  OF  7  PAGES
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        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                         Diamond Shamrock, Inc.                   74-2456753
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        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          a [ ]
                                                                           b [X]


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        3       SEC USE ONLY



--------------------------------------------------------------------------------

        4       SOURCE OF FUNDS*


                         BK
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        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(e) or (f)                                [ ]


--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION


                         Delaware
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        7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         6,981,422 shares of Common Stock (including 1,097,855 shares of Common Stock issuable on exercise of 1,097,855 Warrants)
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        8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                SHARES*                                                      [ ]


--------------------------------------------------------------------------------
        9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                              94.5 %
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       10       TYPE OF REPORTING PERSON*

                         HC
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Final Amendment supplements and amends the Schedule 14D-1 Tender Offer Statement (the "Statement") relating to a tender offer by Shamrock Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Diamond Shamrock, Inc. ("Diamond Shamrock"), to purchase (i) all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Convenience Stores Incorporated (the "Company"), at the purchase price of $27.00 per Share and (ii) all outstanding Warrants to purchase Shares (the "Warrants") issued pursuant to the Warrant Agreement, dated as of March 9, 1993, between NCS and Boatmen's Trust Company, as Warrant Agent, at the purchase price of $9.25 per Warrant, in each case, net to the seller (pre-tax) in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 1995, and in the related Letters of Transmittal (which together constituted the "Offer"), copies of which are filed as Exhibits
(a)(1), (a)(2) and (a)(3) to the Statement.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10(f) of the Schedule 14D-1 is hereby supplemented and amended by adding the following:

                 On December 14, 1995, Diamond Shamrock issued a press release announcing that, based on a preliminary estimate provided by the Depositary, 5,868,751 Shares and 1,097,848 Warrants had been validly tendered and not withdrawn pursuant to the Offer and that the Purchaser had accepted for purchase all such Shares and Warrants. A copy of the press release is filed as Exhibit (a)(11) hereto, and the information set forth therein is incorporated herein by reference. Subsequent to the issuance of the press release by Diamond Shamrock, the Depositary for the Offer informed the Purchaser that an additional 14,816 Shares and an additional 7 Warrants had been validly tendered pursuant to the Offer. Including these additional Shares and Warrants, an aggregate of 5,883,567 Shares and 1,097,855 Warrants have been
         accepted for   purchase by the Purchaser pursuant to the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby supplemented and amended by adding the following exhibit:

         (a)(11) Press release issued by Diamond Shamrock on December 14, 1995, announcing the completion and results of the Offer.





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                                   SIGNATURE


         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                SHAMROCK ACQUISITION CORP.


                                By:   /s/ TIMOTHY J. FRETTHOLD
                                      -------------------------------------
                                      Name: Timothy J. Fretthold
                                      Title:  Vice President


                                DIAMOND SHAMROCK, INC.


                                By:   /s/ TIMOTHY J. FRETTHOLD
                                      -------------------------------------
                                      Name: Timothy J. Fretthold
                                      Title:  Senior Vice President

Dated:  December 15, 1995.





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                                 EXHIBIT INDEX


      Exhibit No.                                            DESCRIPTION
      -----------                                            -----------
      99.(a)(11)     Press release issued by Diamond Shamrock on December 14, 1995, announcing the completion and results of the Offer





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